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13026516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Northwinds Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Mamaroneck Avenue Suite 400
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garth Klimchuk (914) 468-0833
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAs, LLC
(Name - if individual, state last, first, middle name)

440 Park Avenue South	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
14

Northwinds AdvisorsLLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Garth Klimchuk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Northwinds Advisors LLC for the period ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director

Title

Subscribed and sworn
to before me

Notary Public

SUSAN A OHARA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01OH6268201
Qualified in Westchester County
My Commission Expires September 04, 2016

Northwinds Advisors LLC
Index
December 31, 2012

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member of
NorthWinds Advisors LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NorthWinds Advisors LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthWinds Advisors LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company did not generate any revenue during the year and has negative cash flow from operations of $27,685. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1). Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
March 01, 2013

Northwinds Advisors LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	6,215
Prepaid expenses and other assets		5,285
Total assets	$	11,500
Liabilities and Member's Equity		
Member's equity	$	11,500
Total liabilities and member's equity	$	11,500

The accompanying notes are an integral part of these financial statements.

Northwinds Advisors LLC

Statement of Operations
For the year ended December 31, 2012

Revenues	
Total revenues	$ -
Expenses	
Regulatory fees	8,784
Professional fees	18,751
Other expenses	2,722
Total expenses	$ 30,257
Net loss	$ (30,257)

The accompanying notes are an integral part of these financial statements.

Northwinds Advisors LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2012

	Total Member's Equity
Balance, January 1, 2012	$ 16,001
Capital contributions	15,000
Non-cash capital contributions	24,856
Distributions	(14,100)
Net loss	(30,257)
Balance, December 31, 2012	$ 11,500

The accompanying notes are an integral part of these financial statements.

Northwinds Advisors LLC

Statement of Cash Flows
For the year ended December 31, 2012

Cash flows from operating activities		
Net loss	$	(30,257)
Adjustments to reconcile net loss to net cash used in operating activities		
Expenses paid by the parent		24,856
Decrease (increase) in operating assets		
Due from members		10,000
Prepaid expenses		(5,285)
Decrease in operating liabilities		
Accounts payable and accrued expenses		(2,143)
Net cash used in operating activities		(2,829)
Cash provided by financing activities:		
Capital contributions		15,000
Distributions		(14,100)
Net cash provided by financing activities		900
Net decrease in cash for the year		(1,929)
Cash, beginning of year		8,144
Cash, end of year	$	6,215
Supplemental information		
Non-cash capital contributions	$	24,856

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Northwinds Advisors, LLC (the "Company") is a wholly owned limited liability company of Northwinds Renewables LLC. On February 22, 2012, the previous owners of the company entered into an agreement to sell their entire interests in the Company. This sale was approved by the Financial Industry Regulatory Authority ("FINRA") on February 15, 2012 at which time the sale was consummated. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

The Company engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments.

2. Going Concern

During 2012, the Company did not generate any revenue during the year. As a result, the Company sustained a net loss of $30,257 and had negative cash flow from operations of $27,685 for the year ended December 31, 2012. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1). These conditions raise substantial doubt about the Company's ability to continue as a going concern.

3. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
All revenues will be recorded as earned.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial individual members for federal and state and income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company follows the accounting standard for uncertainty in income taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the

financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The U.S. Federal jurisdiction, New York and Illinois are the major tax jurisdictions where the Parent files income tax returns. With few exceptions, the Parent is no longer subject to income tax examinations for New York State income taxes or for federal income taxes before 2009.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $ 6,215 which exceeded the required net capital by $1,215.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Related Party Transactions

The Company has entered into an Administrative Services Agreement (the "Services Agreement") with Northwinds Renewables LLC (the "Parent") that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, the Parent provides administrative, facility and other management and back-office services to the Company.

For the year ended December 31, 2012, the Company incurred expenses relating to the Services Agreement in the amount of approximately $24,856 which are recorded in the statement of operations. These expenses were paid on the Company's behalf by the Parent and are deemed to be capital contributions to the Company.

Northwinds Advisors LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

		Net Capital Computation
Member's equity	$	11,500
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses and other assets		5,285
Net capital		6,215
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	1,215
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.0 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended Form X-17A-5, Part IIA filing as of December 31, 2012.

See Independent Auditor's Report

Northwinds Advisors LLC

Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i).

See Independent Auditor's Report

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Managers and Member
NorthWinds Advisors LLC

In planning and performing our audit of the financial statements of NorthWinds Advisors LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency,* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
March 01, 2013